1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103-2921                               & Bockius LLP
215.963.5000                                              Counselors at Law
Fax: 215.963.5001


DAVID FREESE
215.963.5862
DFREESE@MORGANLEWIS.COM


January 29, 2013


Dominic Minore, Esq.
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund (the "Registrant") (File Nos. 033-42484 and
    811-06400)
    ----------------------------------------------------------------------------


Dear Mr. Minore,

We are writing to respond to the oral comments we received from you on January 24, 2013 regarding the Registrant's preliminary proxy statement on Schedule 14A, which was filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Cornerstone Advisors Public Alternatives Fund (the "Fund"), a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "Act"), on January 14, 2013. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Registrant's preliminary proxy statement.

1. COMMENT: In the first sentence of the Answer under the Question "How does the New Agreement differ from the Prior Agreement?" in the document entitled "Important News for Shareholders/Q&A" ("Q&A"), please disclose that the New Agreement is identical to the Prior Agreement, except with respect to the date. Please also delete the last sentence of this Answer.

     RESPONSE: We have made the requested changes.

2. COMMENT: Because the Transaction has already closed, please replace the term "Current Agreement" with "Prior Agreement" throughout the proxy statement.

     RESPONSE: We have made the requested change.

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January 29, 2013
Page 2

3. COMMENT: In the first paragraph under the heading "Terms of the Prior Agreement and the New Agreement" in the proxy statement, please clarify that all material terms of the New Agreement are summarized under this paragraph.

     RESPONSE: This paragraph has been revised as follows (emphasis added):

     "The New Agreement is identical to the Prior Agreement, except with respect to the date. Set forth below is a SUMMARY of ALL material terms of the New Agreement. The form of the New Agreement is included as Appendix A. ALTHOUGH the SUMMARY of ALL material terms of the New Agreement below is qualified in its entirety by reference to the form of New Agreement included as Appendix A, SHAREHOLDERS SHOULD STILL READ THE SUMMARY BELOW CAREFULLY."

4. COMMENT: In the fourth paragraph under the heading "Terms of the Current Agreement and the New Agreement" in the proxy statement, please clarify that the New Agreement may be terminated at any time without the payment of any penalty.

     RESPONSE: This paragraph has been revised as follows (emphasis added):

     The New Agreement has the same duration and termination provisions as the Current Agreement. The New Agreement will have an initial term of two years from its effective date and will continue from year to year so long as its renewal is specifically approved by (a) a majority of the Trustees who are not parties to the New Agreement and who are not "interested persons" (as defined in the 1940 Act) of any party to the New Agreement, cast in person at a meeting called for the purpose of voting on such approval and a majority vote of the Trustees or (b) by vote of a majority of the voting securities of the Fund. It may be terminated by THE TRUST, WITHOUT THE PAYMENT OF ANY PENALTY, BY a vote of the Board or WITH RESPECT TO THE FUND, upon the affirmative vote of a majority of the outstanding voting securities of the Fund. It may also be terminated AT ANY TIME upon 30 days' notice by either the Adviser, WITHOUT THE PAYMENT OF ANY PENALTY, or ClariVest, WITHOUT THE PAYMENT OF ANY PENALTY, and shall automatically terminate in the event of its assignment or in the event of the termination of the advisory agreement between the Adviser and the Fund.

5. COMMENT: In the last sentence of the second paragraph under the heading "Section 15(f) of the 1940 Act" on page 6 of the proxy statement, delete the phrase "use reasonable best efforts to".

     RESPONSE: ClariVest has confirmed that the disclosure accurately reflects ClariVest's agreement regarding Section 15(f). ClariVest understands that
     Section 15(f) by its terms does not provide for the use of reasonable best efforts to satisfy its requirements, and that as a safe harbor provision, failure to comply with the express provisions of Section 15(f)


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January 29, 2013
Page 3

     can result in an inability to rely on the provision. As noted in the disclosure, ClariVest intends for the Transaction to come within Section 15(f), and is unaware of any circumstances arising from the Transaction that might result in the imposition of any "unfair burden" on the Fund.

6. COMMENT: In connection with section 4(d) of the New Agreement, please confirm supplementally that no affiliated brokers will be used for a period of two years following the date of the consummation of the Transaction pursuant to Section 15(f) of the 1940 Act, and that neither ClariVest nor any of its affiliates will receive any compensation that would result in the imposition of an unfair burden on the Fund, within the meaning of
     Section 15(f) of the 1940 Act.

     RESPONSE: Section 4(d) of the New Agreement provides that affiliated brokers may be used in connection with the purchase or sale of Fund securities or investments subject to the provisions of the 1940 Act. Accordingly, affiliated brokers will not be used to the extent prohibited by Section 15(f) of the 1940 Act.

     As disclosed in the proxy statement, ClariVest intends for the Transaction to come within Section 15(f), and is unaware of any circumstances, including the receipt of compensation, arising from the Transaction that might result in the imposition of any "unfair burden" on the Fund.

7. COMMENT: Any comment made to the shareholder letter, Q&A, notice or proxy statement (each, a "Proxy Document") should be made to each other Proxy Document to the extent applicable.

     RESPONSE: We have made the requested changes.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

January 29, 2013
Page 4

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.

Sincerely,

/s/ David W. Freese

David W. Freese

cc: Dianne M. Sulzbach, Esq.
    Timothy W. Levin, Esq.